September 20, 2023

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Attention:	Joseph Kempf
Robert Littlepage

Re:	Mobile TeleSystems Public Joint Stock Company

Form 20-F for Fiscal Year Ended December 31, 2022

Filed April 17, 2023

File No. 001-15094

Ladies and Gentlemen:

On behalf of Mobile TeleSystems Public Joint Stock Company (the “Company” or “MTS”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated September 8, 2023, regarding MTS’s Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022 (the “2022 Annual Report”) filed on April 17, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in italics, and have followed such comment with MTS’s response.

Form 20-F for Fiscal Year Ended December 31, 2022

Independent Auditor's Report, page F-3

1.	We note that the audit report states that the Mobile TeleSystems PJSC and its subsidiaries (the “Group”) financial statements were audited in accordance with International Standards on Auditing. Please revise your filing to include an audit report that complies with Instruction 2 to Item 8.A.2 of Form 20-F, which indicates that the financial statements of the issuer must be audited in accordance with the Standards of the Public Company Accounting Oversight Board (“PCAOB”). In this regard, we note that on page 160 of your Form 20-F, you include the audit report on the internal control over financial reporting of the Group as of December 31, 2022, and that opinion also refers to an audit, in accordance with the standards of the PCAOB, on the consolidated financial statements of the Group for the year ended December 31, 2022.

Response:

We note the Staff’s comment. As disclosed in the 2022 Annual Report, the Group’s consolidated financial statements as of and for the year ended December 31, 2022 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and were audited in accordance with both International Standards on Auditing (“ISAs”) and the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”). The 2022 Annual Report, as originally filed, inadvertently contained an audit report of AO “Business Solutions and Technologies”, the Group’s Independent Registered Public Accounting Firm, which referred only to an audit conducted in accordance with ISAs.

In response to the Staff’s comment, the Company has filed Amendment No. 1 to the 2022 Annual Report on September 14, 2023, solely for the purpose of including the correct form of audit report of the Company’s Independent Registered Public Accounting Firm referring to such firm’s audit conducted in accordance with the standards of the PCAOB.

*****

«Mobile TeleSystems» Public Joint-Stock Company

4, Marksistskaya str., Moscow, Russia, 109147. Tel. +7 (495) 911 71 51, fax +7 (495) 911 65 69, www.mts.ru

We confirm that we are aware that MTS and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Thank you for your prompt attention to the Company’s response to the Staff’s comment. If you have any further questions, please contact Investor relations department (ir@mts.ru, +7 495 223 2025), to assist you as required.

Very truly yours,

/s/ Andrey Kamenskiy

Andrey Kamenskiy

Chief Financial Officer

Mobile TeleSystems Public Joint Stock Company

cc:	Timothy Corbett, Morgan Lewis & Bockius LLP

«Mobile TeleSystems» Public Joint-Stock Company

4, Marksistskaya str., Moscow, Russia, 109147. Tel. +7 (495) 911 71 51, fax +7 (495) 911 65 69, www.mts.ru